FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 15, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.

Publicly-held Company - CNPJ/MF nº 20.730.099/0001 -94

NOTICE OF

THE EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of Sadia S.A. are invited to attend the Extraordinary Shareholders Meeting that will be held at 02:00 p.m., on March 1, 2007, at its headquarters at Rua Senador Attílio Fontana No. 86, in Concórdia-SC. The purpose of this meeting is to discuss and make a resolution about the following Order of Business and pertinent Remarks:

1) Amendment to the Bylaws: Appreciation of the proposals dated 02.13.2007, submitted by the Board of Directors, to amend certain Bylaws provisions due to: Article 15: i) change the wording of Paragraph 1 arising from the election of Vice-President(s) of the Board of Directors; ii) amendments to the current Paragraph 2; iii) the introduction of new Paragraphs to this Article, in order to establish a procedure for the nomination by shareholders of members of the Board of Directors, and to determine any potential conflicts of interest in the nomination; and contemplate the need to disclose the information to shareholders in the general shareholders meeting; and Article 37, Sole Paragraph: Amendment of the wording, pointing out the legal impediments for the election of members to the Board of Directors and deletion of the existing restriction whereby compensation is provided solely to effective members of this body.

2) Restatement of the Bylaws: In connection with the changes submitted herein above and with the wording of Article 16, duly approved by the Extraordinary Shareholders Meeting held on January 12, 2007.

General Instructions:

1. Proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 365, 2º andar, Vila Anastácio -São Paulo-SP, Investors Relations Department, no later than 05:00 p.m., February 26, 2007.

2. The shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com, the documentation on the matters to be appreciated at the extraordinary shareholders meeting, in compliance with Paragraph 3 of article 135 of Law 6404/76;

São Paulo, February 13, 2007

WALTER FONTANA FILHO Chairman of the Board of Directors